Exhibit 8.2

[Letterhead of Klehr, Harrison, Harvey, Branzburg & Ellers LLP]

December 20, 2006

Traffic.com, Inc.
851 Duportail Road|
Wayne, PA 19087

Ladies and Gentlemen:

Pursuant to the Agreement and Plan of Merger, dated as of November 5, 2006 (the “Agreement”), by and among NAVTEQ Corporation, a Delaware corporation (“Parent”), NAVTEQ Holdings B.V., a corporation organized under the laws of The Netherlands and a wholly-owned subsidiary of Parent (“BV Sub”), NAVTEQ Holdings Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of BV Sub (“Merger Sub”), and Traffic.com, Inc., a Delaware corporation (the “Company”), the Company is to merge with and into Merger Sub with Merger Sub surviving (the “Merger”). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Agreement.

We have acted as legal counsel to Parent in connection with the Merger and in that connection you have requested our opinion regarding certain U.S. federal income tax consequences of the Merger.  As such, and for the purpose of rendering our opinion, we have examined and are relying, with your permission (without any independent investigation or review thereof other than such investigation and review as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

1.	The Agreement;
2.

The registration statement of Parent on Form S-4 to which this opinion is an exhibit, filed with the Securities and Exchange Commission with respect to Parent Common Stock to be issued to the stockholders of the Company in connection with the Merger (the “Registration Statement”); and the proxy statement/prospectus included in the Registration Statement (the “Proxy/Prospectus”);

3.	The representations made to us by Parent, BV Sub and Merger Sub in their letter to us dated December 20, 2006;
4.	The representations made to us by the Company in its letter to us dated December 20, 2006; and

5.

Such other instruments and documents related to the formation organization and operation of Parent, BV Sub, Merger Sub, and the Company and to the consummation of the Merger as we have deemed necessary or appropriate for purposes of our opinion.

For purposes of this opinion, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), (i) that the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Agreement without the waiver of any conditions to any party’s obligation to effect the Merger, (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of statements and representations contained in the Documents, (vi) that covenants and warranties set forth in the Documents will be complied with and (vii) that the Merger will be effective under applicable state law.

Furthermore, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), that, as to all matters in which a person or entity making a representation has represented that such person or entity or a related party is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement to take action, there is in fact no plan, intention, understanding or agreement and such action will not be taken, and we have further assumed that any statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification.

Subject to the foregoing and any other assumptions, limitations and qualifications specified herein, it is our opinion that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) Parent and the Company will each be a party to that reorganization, (iii) no gain or loss will be recognized by a holder of Company Common Stock who exchanges shares of Company Common Stock solely for shares of Parent Common Stock except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests, (iv) with respect to a holder of Company Common Stock who exchanges shares of Company Common Stock for shares of Parent Common Stock and cash, gain or income realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain or income does not exceed the amount of cash received, (v) with respect to a holder of Company Common Stock who exchanges shares of Company Common Stock solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of exchanged shares of Company Common Stock, and (vi) the discussion contained in the Registration Statement under the caption “The Merger — Material United States Federal Income Tax Consequences of the Merger,” subject to the limitations, qualifications and assumptions described therein, is a fair and accurate summary of the material U.S. federal income tax consequences of the Merger applicable to Company stockholders.

Our opinion expressed herein is based upon the Code, regulations promulgated thereunder, administrative pronouncements and judicial authority, all as in effect as of the date hereof.  It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts.  Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court.  Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect.  No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.  We undertake no responsibility to advise you of any new developments in the application or interpretation of relevant federal tax laws.  If any of the facts or assumptions pertinent to the United States federal income tax treatment of the Merger specified herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in this opinion.  In addition, our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.  Without limiting the generality of the foregoing, we have not opined upon the tax treatment of the Merger under the laws of any state or local jurisdiction in the United States nor of any foreign jurisdiction.

This opinion is being provided solely for the benefit of Company.  No other person or party shall be entitled to rely on this opinion.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the section captioned “The Merger — Material United States Federal Income Tax Consequences of the Merger” therein.  In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Klehr, Harrison, Harvey, Branzburg & Ellers LLP

Klehr, Harrison, Harvey, Branzburg & Ellers LLP